 Exhibit (a)(5)(E)

BIOCERES CROP SOLUTIONS CORP. ANNOUNCES
SUCCESSFUL COMPLETION OF OFFER TO EXCHANGE OUTSTANDING WARRANTS

Rosario, Argentina – August 25, 2020 – Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, today announced the successful completion of its previously announced offer to exchange any and all of its 24,200,000 outstanding warrants (the “Warrants”), for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder (the “Offer”). The Offer was made upon the terms and subject to the conditions set forth in the Company’s Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 27, 2020, as amended and supplemented by (1) Amendment No. 1 filed by the Company with the SEC on August 6, 2020, (2) Amendment No. 2 filed by the Company with the SEC on August 10, 2020 and (3) Amendment No. 3 filed by the Company with the SEC on August 13, 2020 (the “Schedule TO”), and the related letter of election and transmittal and other offer materials. The Offer expired at 11:59 P.M., New York City time, on August 24, 2020.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 Warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and will pay an aggregate amount of approximately $115,062 of the Cash Consideration and issue an aggregate of 2,601,954 Exchange Shares in exchange for the Warrants tendered. Delivery of the Exchange Consideration will be made promptly.

As disclosed in the Schedule TO filed with the SEC on July 27, 2020, the Company will promptly redeem the 2,261,226 Warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per Warrant. Following the redemption of Warrants not validly tendered, ordinary shares of the Company will be the only listed security available for trading with a total of 38,691,041 ordinary shares outstanding after the issuance of the Exchange Shares.

The Offer was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 3(a)(9) of the Securities Act. The Company has not filed and will not file a registration statement under the Securities Act or any other federal or state securities laws with respect to the Offer.

Innisfree M&A Incorporated acted as the information agent for the Offer and the depositary for the Offer is Continental Stock Transfer & Trust Company. For questions and information, please call the information agent toll free at (877) 456-3402 (banks and brokers can call collect at (212) 750-5833).

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any of the Company’s Warrants. The Offer described above was only made pursuant to the offer to exchange, the related letter of election and transmittal and other Offer materials included as exhibits to the Schedule TO filed with the SEC on July 27, 2020. The Schedule TO (including the offer to exchange, related letter of election and transmittal and other Offer materials) contains important information about the Offer that should be read carefully. These materials were distributed free of charge to all Warrant holders. In addition, these materials (and all other materials filed by Bioceres with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Warrant holders may also obtain free copies of the documents by directing a request to the information agent at 501 Madison Avenue, 20th floor, New York, New York 10022. Warrant holders are urged to read the Offer documents and the other relevant materials because they contain important information about the Offer.

Exhibit (a)(5)(E)

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully-integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Company’s solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com.

Forward Looking Statements

This press release includes “forward-looking statements” regarding Bioceres, its financial condition and anticipated activities that reflect the Company’s views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that Bioceres believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding Bioceres’ plans, activities, events, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Bioceres and its respective officers, employees, agents or associates and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the number of Warrant holders that respond and elect to participate in the Offer, (2) Bioceres’ ability to recognize the anticipated benefits of the Offer; (3) changes in applicable laws or regulations, including those that pertain to tender and exchange offers; (4) the possibility that Bioceres may be materially adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in the most recent Annual Report on Form 20-F for the fiscal year ended June 30, 2019, as amended, and any other filings updated from time to time which can be found at the SEC’s website, www.sec.gov.

— Source: Bioceres Crop Solutions Corp. —

Investor Relations Contact:

Maximo Goya
Tel: +54-341-4861100
Email: maximo.goya@biocerescrops.com

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